Exhibit 99.4

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2019 and 2018

(Expressed in thousands of United States dollars, unless otherwise stated)

Unaudited

Condensed Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars)

	Note	March 31, 2019	December 31, 2018

Assets

Current assets
Cash and cash equivalents		$24,004	$60,822
Accounts receivable, prepaid expenses and deposits		21,676	21,838
Inventory	5	54,936	49,671
Marketable securities		1,823	1,782
Restricted cash - current		637	633
		103,076	134,746

Non-current inventory	5	53,728	50,114
Restricted cash	7(a), 17	15,095	14,963
Exploration and evaluation assets		171,709	171,709
Mineral properties, plant and equipment	6	393,397	366,162
Deferred tax assets		5,319	5,319
Other assets		9,566	9,092
Total assets		$751,890	$752,105

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$38,269	$55,461
Current portion of loans and borrowings	7	70,150	54,704
		108,419	110,165

Loans and borrowings	7	155,947	159,855
Derivative liabilities	8	24,152	18,861
Reclamation obligations		24,500	23,546
Other long-term liabilities		11,358	10,596
Deferred tax liabilities		9,655	9,552

Total liabilities		334,031	332,575

Shareholders’ equity
Share capital	9	491,964	491,100
Reserves		15,723	15,402
Deficit	4	(106,300)	(101,491)

Equity attributable to Equinox Gold shareholders		401,387	405,011

Non-controlling interests	14	16,472	14,519

Total equity		417,859	419,530
Total liabilities and equity		$751,890	$752,105

Commitments and contingencies (note 17)
Subsequent events (notes 7 and 17)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

2

Condensed Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

		For the three months ended March 31,
	Note	2019	2018

Revenue		$35,385	$-
Operating expenses	10	(20,862)	-
Depreciation and depletion		(4,647)	-
Earnings from mine operations		9,876	-

Exploration	11	(2,928)	(2,958)
General and administration	12	(3,108)	(3,436)
Income (loss) from operations		3,840	(6,394)

Finance expense		(3,788)	(792)
Finance income		768	779
Other income (expense)	13	(4,301)	2,719
Net loss before taxes		(3,481)	(3,688)
Tax expense		(2,310)	-
Net loss from continuing operations		(5,791)	(3,688)
Loss from discontinued operations		-	(751)
Net loss and comprehensive loss		$(5,791)	$(4,439)

Net loss from continuing operations attributable to
Equinox Gold shareholders		$(4,909)	$(3,688)
Non-controlling interests	14	(882)	-
		$(5,791)	$(3,688)

Net loss and comprehensive loss attributable to
Equinox Gold shareholders		(4,909)	(4,334)
Non-controlling interests	14	(882)	(105)
		$(5,791)	$(4,439)

Net loss per share from continuing operations, basic and diluted		$(0.01)	$(0.01)
Net loss per share, basic and diluted		$(0.01)	$(0.01)
Weighted average shares outstanding, basic and diluted		552,825,677	445,999,878

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

3

Condensed Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars)

		For the three months ended March 31,
	Note	2019	2018

Cash provided by (used in):

Operations
Net loss for the period		$(5,791)	$(4,439)
Adjustments for:
Depreciation and depletion		4,720	-
Share-based compensation		1,143	1,584
Change in fair value of derivative liabilities	13	5,291	(4,582)
Unrealized foreign exchange (gain) loss		(1,225)	235
Finance expense		3,788	791
Finance fees paid		(1,906)	(148)
Other		736	2,337
Changes in non-cash working capital:
Accounts receivable, prepaid expenses and deposits		49	(2,513)
Inventory		(9,526)	(415)
Accounts payable and accrued liabilities		(2,355)	(7,430)

		(5,076)	(14,580)
Investing
Expenditures on Aurizona construction		(28,833)	(18,868)
Other capital expenditures		(4,513)	(119)
Mesquite Acquisition working capital adjustment		(12,451)	-
Other		59	183

		(45,738)	(18,804)
Financing
Draw down of debt facilities	7	10,000	-
Proceeds from equity financings, net of issuance costs	9	-	14,750
Proceeds from Solaris Copper equity financing, net of issuance costs	14	2,932	-
Other		(35)	276

		12,897	15,026

Effect of foreign exchange on cash and cash equivalents		1,099	(160)

Decrease in cash and cash equivalents		(36,818)	(18,518)
Cash and cash equivalents, beginning of period		60,822	67,958
Cash and cash equivalents, end of period		$24,004	$49,440

Non-cash investing and financing activities
Shares and warrants issued to settle debt		$-	$15,504
Non-cash changes in accounts payable in relation to capital expenditures		(5,305)	1,500
Right-of-use assets recognized		537	-

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

4

Condensed Consolidated Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars, except share amounts)

	Share Capital
	Shares	Amount	Foreign currency translation	Other reserves	Deficit	Non- controlling interests	Total
December 31, 2018	552,127,299	$491,100	$(752)	$16,154	$(101,491)	$14,519	$419,530
Shares issued on exercise of warrants, stock options and RSUs	818,185	864	-	(864)	-	-	-
Share-based compensation	-	-	-	1,185	-	-	1,185
Changes in non-controlling interest from equity offerings and other	-	-	-	-	100	2,835	2,935
Net loss and comprehensive loss	-	-	-	-	(4,909)	(882)	(5,791)
Balance March 31, 2019	552,945,484	$491,964	$(752)	$16,475	$(106,300)	$16,472	$417,859

	Share Capital
	Shares	Amount	Foreign currency translation	Other reserves	Deficit	Non- controlling interests	Total
December 31, 2017	404,749,044	$383,297	$(752)	$13,494	$(38,793)	$8,131	$365,377
Shares issued to settle debenture	18,518,518	15,504	-	-	-	-	15,504
Shares issued on exercise of shareholder anti-dilution right	21,000,000	15,239	-	-	-	-	15,239
Shares issued on exercise of warrants, stock options and RSUs	1,524,858	1,960	-	(1,347)	-	-	613
Share issue costs	-	(489)	-	-	-	-	(489)
Share-based compensation	-	-	-	1,584	-	-	1,584
Net loss and comprehensive loss	-	-	-	-	(4,334)	(106)	(4,440)
Balance March 31, 2018	445,792,420	$415,511	$(752)	$13,731	$(43,127)	$8,025	$393,388

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

5

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

1. Nature of operations

Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the TSX Venture Exchange (“TSX-V”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares and warrants also trade on the OTC Market in the United States under the symbol “EQXFF” and “EQXWF”, respectively.

Equinox Gold is a gold mining company engaged in the development and operation of mineral properties. Its principal assets are the Mesquite Mine (“Mesquite”) in the United States, which is in production, the Aurizona Mine (“Aurizona”) in Brazil that is in the commissioning and ramp-up stage and the Castle Mountain Mine (“Castle Mountain”) in the United States, which is a development-stage project the Company expects to advance to production in 2020.

On August 3, 2018, the Company distributed 60% of the shares of Solaris Copper Inc. (“Solaris Copper”), a subsidiary of the Company formed to hold its copper assets, to its shareholders and on August 21, 2018, disposed of its 83% interest in the Koricancha Mill Joint Venture (“Koricancha”) in Peru. On October 30, 2018, the Company completed its acquisition of Mesquite from New Gold Inc. (“New Gold”) (note 4). The results of Solaris Copper are consolidated with those of the Company and the results of operations of Koricancha are presented as discontinued operations in these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

At March 31, 2019, the Company had cash and cash equivalents of $24.0 million and a working capital deficit of $5.3 million. Subsequent to March 31, 2019, the Company completed a refinancing of its debt facilities and secured additional capital (note 7) that, when combined with existing resources, the Company believes is sufficient to achieve a planned mine restart at Aurizona in 2019, as well as the Company’s current business objectives for the next twelve months. The Company may require additional funding for future development activities. The Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

2. Basis of preparation
(a) Statement of compliance and basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements prepared using International Financial Reporting Standards (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited consolidated financial statements for the year ended December 31, 2018. Except as described in note 2(b), the accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 1, 2019.

6

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

2. Basis of preparation (continued)
(b) Changes in significant accounting policies

The Company adopted IFRS 16, Leases (“IFRS 16”) on January 1, 2019. A number of other new standards are effective from January 1, 2019, including IFRIC 23, Uncertainty over Income Tax Treatments, but they do not have a material effect on the Company’s consolidated financial statements.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months or leases where the underlying asset is of low value. Lessor accounting remains similar to previous accounting policies.

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4, Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Transition

The Company adopted IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

The Company leases various assets including equipment and offices that had previously been classified as operating leases under IAS 17. On transition, lease liabilities for these leases were measured at the present value of remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019. The average incremental borrowing rate at January 1, 2019 was 6.5%. The Company elected to measure the right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

• Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

• Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

• Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

• Used hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

7

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

2. Basis of preparation (continued)

The Company did not have any leases classified as finance leases under IAS 17 on the adoption date.

On transition to IFRS 16, the Company recognized right-of-use assets and lease liabilities for its office leases, resulting in an increase to property, plant and equipment of $0.2 million at January 1, 2019. A corresponding lease liability was recognized for $0.2 million in other long-term liabilities. Right-of-use assets are presented as other property and equipment within mineral property, plant and equipment and lease liabilities are presented in other liabilities in the statement of financial position.

A reconciliation of lease commitments as reported at December 31, 2018 to the lease liabilities recorded at January 1, 2019 is as follows:

Operating lease commitments at December 31, 2018	$307
Impact of discounting using the incremental borrowing rate at January 1, 2019	(25)
Recognition exemption for leases with less than 12 months of lease term at transition	(53)
Lease liabilities recognized as at January 1, 2019	$229
Significant accounting policies
The following is the new accounting policy for leases under IFRS 16:

A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The cost of the right of use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or, as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

8

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

2. Basis of preparation (continued)

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Right-of-use assets are presented in the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities in other liabilities in the statement of financial position.

Impact on financial statements
Information about leases for which the Company is a lessee is presented below.
Right-of-use assets

Balance - January 1, 2019	$229
Additions	537
Depreciation	(50)
Balance - March 31, 2019	$716
Lease liabilities
March 31, 2019
Current lease liabilities included in accounts payable and accrued liabilities	$262
Non-current lease liabilities included in other long-term liabilities	598
$860

3. Use of judgements and estimates
In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2018.

4. Acquisition of Mesquite

On October 30, 2018, the Company completed the acquisition of Mesquite in California from New Gold for cash consideration of $158 million before closing adjustments (the “Mesquite Acquisition”).

At December 31, 2018, the purchase consideration included a working capital adjustment estimated at $9.1 million.  As part of the purchase agreement, Equinox Gold also agreed to distribute to New Gold certain Alternative Minimum Tax (“AMT”) credits recorded as of the closing date as the AMT credit amounts are realized by the Company.

9

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

4. Acquisition of Mesquite (continued)
During the three months ended March 31, 2019, the Company finalized the working capital adjustment with New Gold, resulting in an increase in consideration paid of $3.4 million. As a result of the change in fair value of consideration transferred, the bargain purchase gain recognized on acquisition was reduced by $5.5 million and is accounted for retrospectively. Certain comparative figures have been recast to reflect these adjustments.
	Preliminary	Adjustments	Total
Cash consideration paid	$158,000	$-	$158,000
Working capital adjustment	9,063	3,388	12,451
Total consideration	$167,063	$3,388	$170,451

The purchase consideration was provisionally allocated as follows:
	Reported as of December 31, 2018	Adjustments	Reported as of March 31, 2019
Net assets/(liabilities) acquired as of October 30, 2018
Cash and cash equivalents	$13,665	$-	$13,665
Accounts receivables, prepaids expenses and deposits	1,842	-	1,842
Inventory	91,975	-	91,975
Current tax receivable	2,779	(1,574)	1,205
Mineral property, plant and equipment	95,736	-	95,736
Other assets	75	-	75
Deferred tax assets	5,319	-	5,319
Accounts payable and accrued liabilities	(11,267)	(494)	(11,761)
Reclamation obligation	(17,675)	-	(17,675)
Other liabilities	(150)	-	(150)
Fair value of Mesquite net assets acquired	$182,299	$(2,068)	$180,231
Bargain purchase gain recognized in net loss at October 30, 2018	$15,236	$(5,456)	$9,780

As of the date of these condensed consolidated interim financial statements, the allocation of the Mesquite Acquisition purchase price has not been finalized. The determination of the fair values of heap leach inventory, mineral property, AMT and deferred income taxes are all subject to change. Any further adjustments made will be recognized retrospectively and comparative information will be revised.

5. Inventory
	March 31, 2019	December 31, 2018
Heap leach ore	$92,362	$81,522
Work-in-process	5,437	7,058
Supplies	10,187	10,005
Finished goods	678	1,200

	108,664	99,785
Non-current inventory	53,728	50,114
Current inventory	$54,936	$49,671
Non-current inventory relates to heap leach ore at Mesquite not expected to be recovered in the next year.

10

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

6. Mineral properties, plant and equipment
Net carrying costs at March 31, 2019 and December 31, 2018 are as follows:
	Mineral properties	Plant and equipment	Pre-development assets	Construction in-progress	Other property and equipment	Total
Cost

Balance - December 31, 2017	$72,592	$47,873	$44,194	$-	$223	$164,882
Transfers	-	-	(44,194)	44,194	-	-
Acquisition of Mesquite	36,116	59,121	-	499	-	95,736
Additions/expenditures	308	2,285	-	123,124	38	125,755
Impairment	-	(4,448)	-	(206)	(13)	(4,667)
Disposals	-	(9,270)	-	(570)	(89)	(9,929)
Change in reclamation cost asset	1,465	-	-	-	-	1,465
Balance - December 31, 2018	110,481	$95,561	$-	$167,041	$159	$373,242
Additions/expenditures	3,256	178	-	27,045	765	31,244
Transfers	-	1,071	-	(1,071)	-	-
Disposals	-	(705)	-	(2)	-	(707)
Change in reclamation cost asset	776	-	-	-	-	776
Balance - March 31, 2019	$114,513	$96,105	$-	$193,013	$924	$404,555

Accumulated depreciation

Balance - December 31, 2017	$-	$1,167	$-	$-	$43	$1,210
Additions	1,783	5,969	-	-	87	7,839
Disposals	-	(1,939)	-	-	(30)	(1,969)
Balance - December 31, 2018	$1,783	$5,197	$-	$-	$100	$7,080
Additions	1,458	3,054	-	-	65	4,577
Disposals	-	(499)	-	-	-	(499)
Balance - March 31, 2019	$3,241	$7,752	$-	$-	$165	$11,158

Net book value
At December 31, 2018	$108,698	$90,364	$-	$167,041	$59	$366,162
At March 31, 2019	$111,272	$88,353	$-	$193,013	$759	$393,397
During the three months ended March 31, 2019, the Company capitalized to construction-in-progress $24.9 million of costs at Aurizona (three months ended March 31, 2018 - $21.2 million), which includes interest and accretion on the Aurizona project debt totaling $2.9 million (three months ended March 31, 2018 - $0.6 million).

11

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

7. Loans and borrowings
	March 31, 2018	December 31, 2018
Mesquite Acquisition Credit Facility	$98,100	$97,858
Sprott Facility	18,191	18,249
Aurizona Construction Facility	79,414	68,831
Standby Loan	11,851	11,803
Debenture	18,541	17,818
	226,097	214,559
Current portion	70,150	54,704
Non-current portion	$155,947	$159,855
The following is a summary of the changes in loans and borrowings arising from investing and financing activities:

	Balance - December 31, 2017	$43,461
	Carrying value of debt extinguished by issuance of shares	(14,205)
$60 million draw from Aurizona Construction Facility, net of deferred financing costs		51,829
$120 million draw from Mesquite acquisition facilities, net of deferred financing costs		114,576
	$12 million draw from Standby Loan, net of deferred financing costs	11,760
	Accretion and accrued interest	6,692
	Recognition of embedded derivative and change in fair value	1,283
	Repayment of long-term debt	(837)
	Balance - December 31, 2018	214,559
$10 million draw from Aurizona Construction Facility, net of deferred financing costs		8,814
	Accretion and accrued interest	2,984
	Change in fair value of embedded derivative	(260)
	Balance - March 31, 2019	$226,097

(a) Mubadala Investment

On April 11, 2019, the Company sold $130 million in convertible notes (the ”Notes”) to Mubadala Investment Company (“Mubadala”). The Notes have a 5-year term, bear interest at a fixed rate of 5% per year payable quarterly in arrears and are convertible at the holder’s option into common shares of the Company at a conversion price of $1.05per share. The Company paid $2.0 million in transaction fees to Mubadala on issuance of the Notes. The Notes are secured against all assets of the Company and are subordinate to the Mesquite Acquisition Credit Facility.

Of the total gross proceeds of $130 million, $120 million was immediately available at closing and used to re-pay in full amounts outstanding under the $20 million Sprott Facility and the $85 million Aurizona Construction Facility, terminate the associated Aurizona production-linked payment obligation to Sprott, which had a carrying value of $5.1 million, and for certain other transaction fees and expenses. Restricted cash of $7.5 million held in relation to the two facilities was released upon repayment. Remaining proceeds from the Notes are restricted until the submission for registration of certain security documents, the completion of certain additional post-closing documentation and the satisfaction of customary conditions.

The Company and Mubadala have also entered into an agreement providing Mubadala, among certain other rights, standard non-dilution rights and the right to a nominee on the Company’s board of directors.

12

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

7. LOANS AND BORROWINGS (CONTINUED)
Pacific Road Resources Funds (“Pacific Road”) holds a pre-existing non-dilution right pursuant to an investment agreement dated May 7, 2015. Pacific Road has given notice it will exercise its non-dilution right, subject to agreement with respect to terms of the issuance. When exercised, the Company will issue up to approximately $9.7 million in additional convertible notes to Pacific Road on the same basis as the Notes.
(b) Revolving Credit Facility and Short-term Loan

On April 11, 2019, the Company converted its $100.0 million Mesquite Acquisition Credit Facility into a senior secured $130.0 million corporate revolving credit facility (the “Revolving Credit Facility”) with the existing syndicate of lenders led by the Bank of Nova Scotia. The Revolving Credit Facility matures on October 30, 2022, at which date it must be repaid in full, and incurs interest at an annual rate of LIBOR plus 2.5% to 4%, subject to certain leverage ratios.

Until certain operating performance criteria are met at Aurizona, principal payments of $40.0 million will be required on December 31, 2020 and 2021. On achievement of the performance criteria, no further principal payments will be due until maturity of the facility.

Under the terms of the Revolving Credit Facility, $100 million was immediately available and outstanding at closing. An additional $30.0 million will be made available on registration of certain security documents, the achievement of commercial production at Aurizona and the satisfaction of customary conditions.

On April 11, 2019, the Company also arranged a one-year, unsecured $20 million revolving credit facility with the Company’s Chairman, Ross Beaty, to provide short-term financing for general corporate and working capital purposes, including initial Castle Mountain Phase 1 development activities, until the full $130 million Revolving Credit Facility is available and the remaining proceeds from the Notes are unrestricted. The facility bears interest of 8% per annum and matures on April 12, 2020, at which date it must be repaid in full.

8. Derivative liabilities

The functional currency of the Company is the US dollar. As the exercise price of the Company’s share purchase warrants is fixed in Canadian dollars, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability at fair value through net income or loss.

The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX-V for warrants that are trading.

Balance - December 31, 2017	$37,784
Issuance of Sprott warrants	336
Warrants exercised	(257)
Change in fair value	(19,002)
Balance - December 31, 2018	$18,861
Change in fair value	5,291
Balance - March 31, 2019	$24,152

13

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

8. Derivative liabilities (continued)
The fair value for 42.4 million non-traded warrants was calculated with the following weighted average assumptions:
	March 31, 2019	December 31, 2018
Risk-free rate	1.7%	1.9%
Warrant expected life	2.0 years	2.2 years
Expected volatility	44.3%	46.2%
Expected dividend	0%	0%
Share price (C$)	$1.28	$1.05
The fair value of 80.5 million traded warrants was based on the market price of C$0.18 per warrant on March 31, 2019 (December 31, 2018 - C$0.17).

9. SHARE CAPITAL
(a) Authorized and issued
The Company is authorized to issue an unlimited number of common shares with no par value. At March 31, 2019, 552.9 million common shares were issued and outstanding.
(b) Share purchase options
During the three months ended March 31, 2019, the Company granted 1.6 million (three months ended March 31, 2018 - 2.7 million) share purchase options to directors, officers, employees and consultants of the Company. The fair value of options granted was determined using the Black-Scholes option pricing model using the following weighted average assumptions:
	Three months ended March 31,
	2019	2018
Exercise price (C$)	$1.05	$1.15
Risk-free interest rate	1.9%	2.1%
Volatility	65.7%	68.6%
Dividend yield	0.0%	0.0%
Expected life	5.0 years	4.8 years
Total share-based compensation expense for the three months ended March 31, 2019 related to the vesting of stock options was $0.2 million (three months ended March 31, 2018 - $0.3 million).
A summary of the Company’s share purchase options is as follows:
	Shares issuable on exercise of options	Weighted average exercise price (C$)
Outstanding, December 31, 2017	13,178,869	$1.40
Granted	2,715,260	1.09
Exercised	(792,600)	0.62
Expired/forfeited	(1,219,891)	2.14
Outstanding, December 31, 2018	13,881,638	$1.27
Granted	1,596,060	1.05
Expired/forfeited	(723,705)	2.60
Outstanding, March 31, 2019	14,753,993	$1.18

14

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

9. SHARE CAPITAL (CONTINUED)

At March 31, 2019, the Company had the following number of shares issuable for options issued and outstanding:
Options Outstanding				Options Exercisable
Range of exercise price (C$)	Number of shares issuable on exercise of options	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)	Number of shares issuable on exercise of options	Weighted average exercise price (C$)
$0.43 - $0.99	5,909,050	$0.60	2.06	5,894,050	$0.60
$1.00 - $1.99	6,932,845	1.12	3.78	4,038,905	1.16
$2.00 - $2.99	783,105	2.67	1.69	783,105	2.67
$3.00 - $3.99	1,115,180	3.40	2.31	1,115,180	3.40
$4.00 - $9.38	13,813	9.35	0.19	13,813	9.35
	14,753,993			11,845,053
The weighted average exercise price of options exercisable at March 31, 2019, was C$1.20.

(c) Share purchase warrants
A continuity of the Company’s share purchase warrants is as follows:
	Shares issuable on exercise of warrants	Weighted average exercise price (C$)
Outstanding, December 31, 2017	117,285,909	$2.49
Issued to Sprott	7,875,000	1.07
Exercised	(639,579)	0.47
Expired	(1,692,012)	4.63
Outstanding, December 31, 2018 and March 31, 2019	122,829,318	$2.38

Pursuant to the distribution of shares of Solaris Copper, upon the exercise of any Equinox Gold warrant for the original exercise price, Equinox Gold warrant holders will receive one Equinox Gold share and one-tenth of a Solaris Copper share. The Company, as agent for Solaris Copper, will collect and pay to Solaris Copper an amount for each one-tenth of a Solaris Copper share issued that is equal to the exercise price under the Equinox Gold warrant multiplied by one-tenth.

At March 31, 2019, the Company had the following number of shares issuable for share purchase warrants issued and outstanding:

Range of exercise price (C$)	Shares issuable on exercise of warrants	Weighted average exercise price (C$)	Expiry dates
$0.73 - $0.99	18,162,272	$0.89	June 2020 - May 2021
$1.00 - $1.99	18,611,407	1.12	June 2020 - May 2023
$2.00 - $2.99	4,909,670	2.40	April 2019 - August 2021
$3.00 - $3.99	80,466,919	3.00	October 2021
$4.00 - $4.17	679,050	4.17	June 2020 - July 2020
	122,829,318

15

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

9. SHARE CAPITAL (CONTINUED)

(d)

Restricted share units

During the three months ended March 31, 2019, the Company granted 2.0 million RSUs (three months ended March 31, 2018 - 2.9 million) and 0.6 million pRSUs (three months ended March 31, 2018 - 0.1 million) to directors, officers and employees. The pRSUs vest three years from the date of grant and the actual number of shares issued will range from 50% to 150% of the pRSU grant based on the Company’s share price performance compared to the Junior Gold Miner’s Index (GDXJ).

The weighted average share price for RSUs and pRSUs granted in the year was C$1.08.

Total share-based compensation expense for the three months ended March 31, 2019 related to the vesting of RSUs and pRSUs was $0.5 million (three months ended March 31, 2018 - $1.3 million).

A continuity table of the RSUs and pRSUs outstanding is as follows:

	RSUs	pRSUs
Outstanding, December 31, 2017	716,866	2,210,000
Granted	3,454,993	4,110,500
Issued	(1,438,201)	(607,753)
Forfeited	(17,250)	-
Outstanding, December 31, 2018	2,716,408	5,712,747
Granted	2,007,800	618,700
Issued	(818,185)	-
Forfeited	-	(110,500)
Outstanding, March 31, 2019	3,906,023	6,220,947

10. operating expenses
Three months ended March 31,
2019
Operating costs
Raw materials and consumables	$15,598
Salaries and employee benefits	6,282
Contractors	2,794
Repairs and maintenance	3,929
General and administrative	1,117
Royalties	948

30,668
Less: Change in inventories	(9,806)
Total operating costs	$20,862

16

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

11. Exploration expenditures
Three months ended March 31, 2019	Castle Mtn	Aurizona	Other	Total
Drilling	$442	$-	$-	$442
Feasibility study	10	2	-	12
Project personnel	725	150	178	1,053
Field and general	580	133	458	1,171
Concession fees	-	-	250	250
	$1,757	$285	$886	$2,928

Three months ended March 31, 2018
Drilling	$638	$14	$-	$652
Prefeasibility study	241	-	-	241
Project personnel	578	164	178	920
Field and general	273	133	480	886
Concession fees	-	1	258	259
	$1,730	$312	$916	$2,958

12. General and administration
General and administration for the Company consists of the following components by nature:
	Three months ended March 31,
	2019	2018
Salaries and benefits	$1,080	$867
Professional fees	270	306
Office and other expenses	542	658
Share-based compensation	1,143	1,584
Amortization	73	21
Total general and administration	$3,108	$3,436

13. Other income (expense)
Other income (expense) consists of the following components:
	Three months ended March 31,
	2019	2018
Change in fair value of derivative liabilities (note 8)	$(5,291)	$4,582
Foreign exchange gain (loss)	1,064	(395)
Loss on settlement of debt	-	(1,299)
Other income (expense)	(74)	(169)
Total other income (expense)	$(4,301)	$2,719

17

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

14. NON-CONTROLLING INTERESTS

The following table presents the financial position of the Company’s 40% owned subsidiary, Solaris Copper, as at March 31, 2019 and December 31, 2018. The information is presented on a 100% basis.
	March 31,	December 31,
	2019	2018
Current assets	$3,015	$306
Non-current assets	19,940	19,948
Current liabilities	183	135

	Three months ended March 31,
	2019	2018
Net loss	$1,441	$1,992

On March 19, 2019, Solaris Copper completed a private placement issuing 15.7 million common shares at a price of C$0.25 per common share for gross proceeds of $3.0 million (C$3.9 million). Transaction costs of $0.1 million were incurred in connection with the private placement. For the three months ended March 31, 2019, the Company recorded a $0.1 million gain in equity as a result of dilution of its interest in Solaris Copper.

At March 31, 2019, Solaris Copper had 1,351,687 shares issuable for stock options outstanding (December 31, 2018 - 1,426,557) with a weighted average exercise price of C$0.06 (December 31, 2018 - C$0.07), 190,533 RSUs outstanding (December 31, 2018 - 260,274) and 560,222 pRSUs outstanding (December 31, 2018 - 571,272). In addition, 12,182,943 common shares are issuable upon exercise of certain Equinox warrants (December 31, 2018 - 12,182,943).

15. Segmented information
The Company manages its operating segments by operating mines, development projects and exploration projects. Results from operations for these segments are summarized below:
	Mesquite	Aurizona	Castle Mountain	Other	Corporate	Total
Three months ended March 31, 2019

Revenues	$35,385	$-	$-	$-	$-	$35,385
Operating expenses	(20,862)	-	-	-	-	(20,862)
Depreciation and depletion	(4,647)	-	-	-	-	(4,647)
Earnings from mine operations	9,876	-	-	-	-	9,876
Exploration	-	(285)	(1,757)	(886)	-	(2,928)
General and administration	-	-	-	(561)	(2,547)	(3,108)
Income (loss) from operations	9,876	(285)	(1,757)	(1,447)	(2,547)	3,840
Finance expense	(2,593)	(89)	(31)	-	(1,075)	(3,788)
Finance income	3	87	-	4	674	768
Other income (expense)	54	263	(20)	35	(4,633)	(4,301)
Income (loss) before taxes	7,340	(24)	(1,808)	(1,408)	(7,581)	(3,481)
Tax expense	(2,197)	(113)	-	-	-	(2,310)
Net income (loss)	$5,143	$(137)	$(1,808)	$(1,408)	$(7,581)	$(5,791)

18

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

15. Segmented information (continued)
	Mesquite	Aurizona	Castle Mountain	Other	Corporate	Total
Three months ended March 31, 2018

Exploration	$-	$313	$1,730	$915	$-	$2,958
General and administration	-	-	-	-	3,436	3,436
Loss from operations	-	(313)	(1,730)	(915)	(3,436)	(6,394)
Finance expense	-	(95)	-	-	(697)	(792)
Finance income	-	489	-	-	290	779
Other income (expense)	-	516	(30)	(46)	2,279	2,719
Income (loss) from continuing operations	-	597	(1,760)	(961)	(1,564)	(3,688)
Loss from discontinued operation	-	-	-	(751)	-	(751)
Net income (loss)	$-	$597	$(1,760)	$(1,712)	$(1,564)	$(4,439)

	Total assets			Total liabilities
	March 31, 2019		December 31, 2018		March 31, 2019	December 31, 2018
Mesquite	$221,094		$220,582		$(153,877)	$(162,703)
Aurizona	329,732		321,223		(116,518)	(111,165)
Castle Mountain	134,947		134,843		(1,732)	(2,466)
Other	28,446		25,736		(293)	(240)
Corporate	37,671		49,721		(61,611)	(56,000)
	$751,890		$752,105		$(334,031)	$(332,574)

All revenue is attributable to the sale of doré from Mesquite in the United States. Information about the Company’s non-current assets by jurisdiction is detailed below:
				March 31, 2019	December 31, 2018
Brazil				$318,531		$294,343
United States				288,932		283,304
Canada				21,439		19,800
Mexico				19,460		19,460
Other				452		452
				$648,814		$617,359

16. Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair values.

Level 1 - quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).

Level 3 - inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

19

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

16. Fair value measurements (continued)
As at March 31, 2019, marketable securities and traded warrants are measured at fair value using Level 1 inputs and non-traded warrants are measured at fair value using Level 2 inputs. The fair value of the Debenture, Mesquite Acquisition Credit Facility, Sprott Facility and Standby Loan, for disclosure purposes, are determined using Level 2 inputs. The fair value of the Aurizona Construction Facility and production-linked liability are determined using Level 3 inputs. The carrying values of cash and cash equivalents, accounts receivable, reclamation bonds, and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity.

The fair value of marketable securities is measured based on the quoted market price of the related common shares at each reporting date, and changes in fair value are recognized in net income (loss).

The fair value of the traded warrants is measured based on the quoted market price of the warrants at each reporting date. The fair value of the non-traded warrants is determined using an option pricing formula (note 8).

The fair value of the debenture, Mesquite Acquisition Credit Facility, Sprott Facility and Standby Loan for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Aurizona Construction Facility was determined using the Hull White valuation model. Key inputs include: the US dollar swap curve, at-the-money swaption volatilities and the Company’s credit spread.

The fair value of the production-linked liability was determined using a discounted cash flow model. Key inputs to the model include the Aurizona production profile, the US dollar swaps curve and the Company’s credit spread.

There were no transfers between fair value levels during the year.

The following table provides the fair value of each classification of financial instrument:

	March 31, 2019	December 31, 2018
Loans and receivables:
Cash and cash equivalents	$24,004	$60,822
Restricted cash	15,732	15,596
Receivable from Serabi	11,172	10,909
Receivable from Inca One	7,611	7,629
Reclamation bonds and other receivables	1,908	767
Financial asset at FVTPL:
Marketable securities	1,823	1,782
Total financial assets	$62,250	$97,505

Financial liabilities at FVTPL:
Traded warrants	$10,837	$9,730
Non-traded warrants	13,315	9,131
Other:
Accounts payable and accrued liabilities	38,007	55,460
Debenture	20,495	17,746
Mesquite Acquisition Credit Facility	89,723	84,844
Sprott Facility	19,287	18,452
Aurizona Credit Facility	83,687	67,627
Standby Loan	12,000	12,000
Production-linked liability	4,838	5,024
Other liabilities	2,481	1,706
Total financial liabilities	$294,670	$281,720

20

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

17. Commitments and contingencies
At March 31, 2019, the Company had the following contractual obligations outstanding:
	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans and borrowings and accrued interest	$278,627	$86,509	$74,837	$64,712	$52,569	$-	$-
Accounts payable and liabilities	37,611	37,611	-	-	-	-	-
Production-linked payments	6,000	2,010	2,181	1,809	-	-	-
Reclamation obligations(1)	31,949	406	1,604	3,314	6,126	4,342	16,157
Purchase commitments	19,982	19,653	314	6	6	3	-
Lease payments	1,048	326	223	157	162	166	14
(1) Amount represents undiscounted future cash flows.
Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its condensed consolidated interim financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its condensed consolidated interim financial statements in the period in which such changes occur.
The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At March 31, 2019, the Company recorded a legal provision for these items totaling $3.2 million (December 31, 2018 - $2.9 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At March 31, 2019, the Company has recorded restricted cash of $7.5 million (December 31, 2018 - $7.5 million) in relation to insurance bonds for tax assessments in the appeals process. On April 12, 2019, the Company arranged an insurance bond of $6.1 million for a municipal tax assessment in dispute in Brazil.

The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

21

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited, tables expressed in thousands of United States dollars, except share and per share amounts)

For the three months ended March 31, 2019 and 2018

17. Commitments and contingencies (continued)
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. At March 31, 2019, a provision for $0.7 million (December 31, 2018 - $0.9 million) has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.
If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

22